Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus announces appointment of President, U.S. Operations

     TSX: ERF.UN
     NYSE: ERF

     CALGARY, May 6 /CNW/ - Mr. Gordon J. Kerr, President and Chief Executive
Officer of Enerplus Resources Fund ("Enerplus") is pleased to announce the addition of Mr. Dana Johnson as the President of U.S. Operations effective
May 5, 2008.
     Enerplus established its operations in the United States in late 2005 with the acquisition of a 70% working interest in the Sleeping Giant project in the Williston Basin of Montana. This property is one of the largest in the
Enerplus portfolio and produces approximately 10,500 BOE/day of light sweet crude oil and natural gas from the Bakken formation and is primarily operated by Enerplus. In early 2006, Enerplus opened an office in Denver to manage the development of Sleeping Giant and also to provide a growth platform in the
U.S. Since that time, Enerplus has also acquired a gross over-riding royalty interest on the Jonah natural gas field in Wyoming, added minor interests in the Sleeping Giant area and is also pursuing additional opportunities in the
U.S.
     Mr. Johnson brings over 25 years of oil and gas industry experience to
Enerplus, the majority of which has been spent in the United States. His background includes extensive managerial, operations, business development and engineering experience in both conventional and unconventional plays throughout Canada and the U.S. Prior to joining Enerplus Mr. Johnson held the position of Senior Vice President and Chief Operating Officer of Quicksilver
Resources Canada Inc., a subsidiary of Quicksilver Resources Inc. of the U.S.
Mr. Johnson joined Quicksilver in 2004 as U.S. Eastern Region Manager after serving 22 years in a variety of senior management and engineering positions with Shell Exploration & Production Company in the U.S. He also has a solid background in government and community relations and currently serves on the
Alberta Executive Policy Group of the Canadian Association of Petroleum
Producers (CAPP). Mr. Johnson received a B.S. in Metallurgical Engineering from California Polytechnic State University in 1982 and an MBA from the
University of Houston in 1992.
     "We are excited to have Mr. Johnson join our leadership team at Enerplus.
Our U.S. operations are an integral part of our business with attractive assets and exceptional growth potential," said Mr. Kerr. "His significant experience in a wide variety of resource plays, and other production areas in the United States and Canada will allow Mr. Johnson to make an invaluable contribution to Enerplus' U.S. operations as well as to the whole Enerplus organization."
     Mr. Johnson will be based in our Denver, Colorado office and will report directly to Mr. Garry Tanner, Executive Vice President and Chief Operating
Officer.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans", "potential" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: please contact our investor relations department at 1-800-319-6462 or email investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 06-MAY-08